[Letterhead of MEI Pharma, Inc.]

November 21, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director

Karen Ubell

Re:	MEI Pharma, Inc.

Preliminary Information Statement on Schedule 14C

Filed November 9, 2012

File No. 000-50484

Ladies and Gentlemen:

This letter is being filed in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted by letter dated November 16, 2012, to Daniel P. Gold, PhD, President and Chief Executive Officer of MEI Pharma, Inc. (the “Company”), with respect to the above-referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”).

This letter recites the Staff’s comments and then provides the Company’s responses to those comments.

The Reverse Stock Split

Effect on Authorized Shares of Common Stock and Preferred Stock, page 8

1.	You disclose that the Reverse Stock Split will reduce the number of issued and outstanding shares which will result in an increase in the number of authorized but unissued shares. Please expand your disclosure to describe any plans, commitments or arrangements, other than the Transaction, with respect to the increased number of authorized unissued shares of Common Stock. If you do not have any such plans, commitments or arrangements, please so state.

Response:

Other than the Transaction, the Company has no plans, commitments or arrangements with respect to the increased number of authorized but unissued shares of the Company’s common stock that will result from the Reverse Stock Split. We will revise the Information Statement to include disclosure to this effect, as shown on pages 6 and 9 of the blackline of the Information Statement that is attached as Appendix A to this letter.

Jeffrey Riedler

Securities and Exchange Commission

November 21, 2012

No Going Private Transaction, page 9

2.	Please revise your information statement to disclose the number of record holders before and after completion of the Reverse Stock Split and cash-out of fractional shareholders. If the number of record holders will fall below 300 please revise your disclosure to provide the information required by Rule 13e-3 of the Securities Exchange Act of 1934. Alternatively, please provide us with your analysis as to why Rule 13e-3 is not applicable. Please note that we may have further comments after reviewing your revised disclosure and any additional information you provide us supplementally.

Response:

According to records obtained from Computershare Inc., the Company’s transfer agent, and from The Depository Trust Company, as of November 16, 2012, there were 338 holders of record of the Company’s common stock, of which nine holders held a number of shares that would result in such holders being only fractional shareholders that would be cashed out in the Reverse Stock Split. Accordingly, the Company does not expect the number of record holders to fall below 300 in connection with the Reverse Stock Split and will revise the Information Statement to disclose the foregoing record holder information, as shown on pages 6 and 9 of the blackline of the Information Statement that is attached as Appendix A hereto.

* * * * *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning responses to these comments, please contact the undersigned at (858) 792-0865 or Thomas M. Zech at (858) 369-7111.

Sincerely,

MEI PHARMA, INC.

By:	/s/ Daniel P. Gold
Daniel P. Gold
President and Chief Executive Officer

cc:	Steven A. Navarro

Finnbarr D. Murphy

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Appendix A

Blacklined Changes to Preliminary Information Statement

[see attached]

THE REVERSE STOCK SPLIT

Pursuant to the laws of Delaware, our state of incorporation, our Board of Directors must adopt any amendment to our Restated Certificate of Incorporation and submit the amendment to stockholders for their approval. The affirmative vote of a majority of the outstanding shares of Common Stock is required to approve the amendment. On September 25, 2012, our Board of Directors unanimously adopted and approved, and on September 27, 2012, our majority stockholder, Novogen Limited, provided its written consent approving, an amendment to our Restated Certificate of Incorporation to effect the Reverse Stock Split of our Common Stock at a 1-for-10 reverse split ratio. The form of the amendment to our Restated Certificate of Incorporation to effect the Reverse Stock Split of our Common Stock is attached to this Information Statement as Annex A. Our Board of Directors may determine in its discretion not to proceed with the Reverse Stock Split.

To avoid the existence of fractional shares of our Common Stock, stockholders who would otherwise hold fractional shares of Common Stock as a result of the Reverse Stock Split will be entitled to receive cash (without interest or deduction) in lieu of such fractional shares of Common Stock from our transfer agent, upon receipt by our transfer agent of a properly completed and duly executed transmittal letter and, where shares of Common Stock are held in certificated form, the surrender of all Old Certificate(s), in an amount equal to the proceeds attributable to the sale of such fractional shares of Common Stock following the aggregation and sale by our transfer agent of all fractional shares of Common Stock otherwise issuable.

At the close of business on November 5, 2012, there were 21,673,482 shares of Common Stock issued and outstanding. An additional 55,000,000 shares of Common Stock (or 5,500,000 shares of Common Stock after giving effect to the Reverse Stock Split) will be issued in the Transaction immediately following the effectiveness of the Reverse Stock Split. Based on the number of shares of Common Stock currently issued and outstanding, immediately following the completion of the 1-for-10 Reverse Stock Split and the Transaction, there would be approximately 7,667,348 shares of Common Stock issued and outstanding (without giving effect to the treatment of fractional shares of Common Stock). As of November 16, 2012, we had 338 holders of record, of which nine holders held a number of shares that would result in such holders being only fractional shareholders that would be cashed out in the Reverse Stock Split. Accordingly, we expect to continue to have over 300 record holders following the Reverse Stock Split. We do not expect the Reverse Stock Split itself to have any economic effect on our stockholders or holders of options, except to the extent the Reverse Stock Split will result in fractional shares as discussed below.

As of the date of this Information Statement, we do not have any current plans, commitments or arrangements with respect to the increased number of authorized but unissued shares of Common Stock that will result from the Reverse Stock Split, other than in connection with the Transaction.

Reasons for the Reverse Stock Split

Our Board of Directors authorized the reverse split of our Common Stock with the primary intent of increasing the price of our Common Stock in order to meet the NASDAQ Capital Market’s price criteria for continued listing on that exchange. Our Common Stock is publicly traded and listed on the NASDAQ Capital Market under the symbol “MEIP”. Our Board of Directors believes that, in addition to increasing the price of our Common Stock, the Reverse Stock Split would also reduce certain of our costs, such as NASDAQ listing fees, and make our Common Stock more attractive to a broader range of institutional and other investors. Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Stock Split is in the Company’s and our stockholders’ best interests.

In March 2012, we were notified in writing by NASDAQ that the trading price of our Common Stock was below the criteria of the NASDAQ Capital Market’s continued listing standards, as the per share closing price of our Common Stock was less than $1.00 for a consecutive 30-trading day period. The letter stated that we had a 180 calendar day cure period, or until September 24, 2012, to bring the price of our Common Stock above

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Effect on Authorized Shares of Common Stock and Preferred Stock

Currently, we are authorized to issue up to a total of 113,100,000 shares, comprising 113,000,000 shares of Common Stock, of which 21,673,482 shares of Common Stock were issued and outstanding as of November 1, 2012, and 100,000 shares of preferred stock, of which 1,000 shares of Series A Convertible Preferred Stock were issued and outstanding as of November 5, 2012. The proposed amendment to our Restated Certificate of Incorporation will not affect the number of authorized shares of Common Stock or preferred stock.

Accordingly, the proposed amendment will reduce the number of issued and outstanding shares which will result in an increase in the number of authorized but unissued shares. The Transaction would result in the issuance of a number of shares, when taking into account shares issuable upon exercise of warrants issued in the Transaction, that exceeds the number of authorized but unissued shares immediately preceding the Reverse Stock Split. We may also engage in various capital raising transactions, including the issuance of additional shares, in order to enhance our liquidity and fund our development in the future. As of the date of this Information Statement, however, we do not have any current plans, commitments or arrangements with respect to the increased number of authorized but unissued shares of Common Stock that will result from the Reverse Stock Split, other than in connection with the Transaction.

Effect on Par Value

The proposed amendments to our Restated Certificate of Incorporation will not affect the par value of our Common Stock, which will remain at $0.00000002, or the par value of our preferred stock, which will remain at $0.01.

Reduction in Stated Capital

As a result of the Reverse Stock Split, upon the Effective Time, the stated capital on our balance sheet attributable to our Common Stock, which consists of the par value per share of our Common Stock multiplied by the aggregate number of shares of our Common Stock issued and outstanding, will be reduced in proportion to the size of the Reverse Stock Split. Correspondingly, our additional paid-in capital account, which consists of the difference between our stated capital and the aggregate amount paid to us upon issuance of all currently outstanding shares of our Common Stock, shall be credited with the amount by which the stated capital is reduced. Our stockholders’ equity, in the aggregate, will remain unchanged.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares of Common Stock following the proposed Reverse Stock Split, our Board of Directors does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act. As of November 16, 2012, we had 338 holders of record, of which nine holders held a number of shares that would result in such holders being only fractional shareholders that would be cashed out in the Reverse Stock Split. Accordingly, we expect to continue to have over 300 record holders following the Reverse Stock Split.

Book-Entry Shares of Common Stock

If the Reverse Stock Split is effected, stockholders who hold uncertificated shares of Common Stock (i.e. shares of Common Stock held in book-entry form and not represented by a physical stock certificate), either as direct or beneficial owners, will have their holdings electronically adjusted by our transfer agent through NASDAQ’s Direct Registration System (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Reverse Stock Split.

Stockholders who hold uncertificated shares of Common Stock as direct owners will be sent a transmittal letter by our transfer agent and will need to return a properly completed and duly executed transmittal

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